Mail Stop 4-6

February 2, 2005


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451

Re:	Unica Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-120615

Dear Mr. Lee:

      We have reviewed your amended filing and have the following comments.  We welcome any questions you may have about our
comments
or any other aspect of our review.   Feel free to call us at the
telephone numbers listed at the end of this letter.

Inside Front Cover Page

1. Please supplementally provide us with support for the stated benefits of your software as indicated in your graphic artwork.

Prospectus Summary

2. Prior comment no. 6. We note that the research note by Gartner,
Inc. has been posted on your Web site. Access to industry reports, however, is conditioned upon a registration process. Please explain why you deem these reports to be "publicly available" despite your requirement that certain contact information be provided prior to accessing the reports.

3. Prior comment no. 7. Please provide us with specific support for your statement that the benefits of EMM software include a "substantial, measurable return on investment." What is the return on investment for a typical user of EMM software and how is such a return determined?

4. Please relocate your trademark discussion from your summary section. The summary should provide a brief overview of the key aspects of the offering. Your trademarks discussion does not appear to fit such criteria. Please see the Instructions to Item 503(a) of
Regulation S-K for additional guidance.

Use of Proceeds

5. Prior comment no. 12. Please clarify your disclosure to indicate that such payment will only be made to holders of your Series B preferred stock. Please also supplementally provide us with the formula utilized and analysis undertaken in determining the estimated
$6 million amount and in which such formula and analysis is to be equally applicable with respect to determining an amount based on your share price, if such amount is not otherwise negotiated.

6. Further, your response indicates that you expect to negotiate the payment amount with the holders of Series B preferred stock prior to the circulation of the preliminary prospectus. Please note that changes to the historical financial statements should be similarly reflected in summary and selected financial information throughout the filing. Please continue to provide us with updates on this negotiation and we may have additional comments.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview
Operating Expenses, p. 28

7. Prior comment no. 17. We note that you do not provide commissions to resellers but offer discounted prices on your products and services. Please tell us how you determined the amounts and terms of these and other discounts you offer, how they are accounted for and how your existing revenue recognition policy addresses these discounts and complies with SOP 97-2 and AICPA Technical Practice Aids 5100.50, .51 and .56. Please revise or tell us why revision is not required.

8. In addition please explain to us how you disclose, account for and classify commissions paid to your employees or third parties.
Please
tell us the terms and arrangements underlying the commission programs you offer and the related accounting.

Results of Operations, pp. 33-42

9. We note your revised disclosure attributing the increase in maintenance fees revenue to an increased number of maintenance agreements resulting from growth in your installed base. Please consider whether this constitutes a material trend requiring additional discussion and disclosure in your management`s discussion and analysis. Please consider whether there are any other material trends requiring additional disclosure.

Liquidity and Capital Resources
Resources, pp. 46-49

10. Prior comment no. 20. We note the addition to your disclosure relating to sources of deferred revenue and the significance of deferred revenue as a source of cash. We also find that deferred revenue increased by approximately $10 million from fiscal 2003 to 2004. Please explain and disclose the increase by quantification of the elements of deferred revenue causing the increases. We note deferred revenue comes from arrangements that include customer acceptance, specified upgrades or other material non-standard terms, maintenance and term license arrangements. We note your response to prior comment no. 16 indicates that term licenses were only 5% of revenues in 2004.

Principal Stockholders

11. Please update your information in this section to the most recent practicable date. Please see Item 403 of Regulation S-K.

Related-party Transactions

Potential Payment to Preferred Stockholders

12. Please disclose the specific amounts payable to Messrs.
Perakis
and Landry.  Please see Item 404(a) of Regulation S-K.

Shares Eligible for Future Sale

Lock-up Agreements, p. 89

13. We note your response to our prior comment no. 41. Despite the fact that there is no present intention by the managing underwriters to shorten or waive the lock-up arrangements, please briefly disclose the circumstances under which Deutsche Bank Securities, on behalf of the underwriters, will consider shortening or waiving the lock-up arrangements.

Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, pp. F-9 to F-11

14. Prior comment no. 51. Your response indicates that you consider delivery to be completed upon providing the CD to the common carrier.
Tell us and disclose your delivery terms (FOB destination or FOB shipping point). Tell us how your accounting complies with the AICPA
Technical Practice Aid 5100.69 and the guidance in SEC Staff Accounting Bulletin No. 104 for delivery determination.

Note 3. Acquisitions - Marketic, page F-20

15. Prior comment no. 60. You disclose on page 33 that a factor causing the 2004 maintenance fee increase was the "$2.0 million
(was)
attributable to maintenance renewals by customers of the Marketic business acquired by Unica France on May 1, 2003." Reconcile this amount of renewals to your estimation of maintenance renewal cash flows used to derive the customer contracts and relationships intangible of $665,000 you recorded in the acquisition. How did your cash flow estimates differ from actual cash flows associated with the customer related asset acquired? If materially different, it appears you should address such a difference with revised disclosure under Release No. 33-8098, "Proposed Rule: Disclosure in Management`s Discussion and Analysis about the Application of Critical Accounting
Policies."

Stockholders` Equity, page F-29

16. Prior comment nos. 64-66. Your "Application of Critical Accounting Policies and Use of Estimates" on page 31 does not appear to describe the high degree of judgment and complexity involved in your stock option valuations. Revise that disclosure to identify where and how those estimates and judgments affected your reported financial results, financial condition and changes in financial condition, and, where material, identify the affected line items. Disclose the methodology underlying the estimates, the assumptions that are about highly uncertain matters and other assumptions that are material to the valuations. See Release No. 33-8098.

17. Prior comment nos. 64-66. Tell us what consideration you gave to the AICPA`s Audit and Accounting Practice Aid - "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" disclosure guidance in paragraphs 179-182. Please revise as applicable.

18. Prior comment nos. 64-66. Please explain to us your conclusion on page 33 of the January 11, 2005 response letter that "strong operating results for the quarter ended March 31, 2004" was the principal factor causing the April 26, 2004 fair value increase of 101% from the January 22, 2004 fair value. We do not understand the correlation.

19. Prior comment no. 67. Your response indicates that you do not have an agreed upon range for the initial offering price.
However,
on page 33 of your response letter, you note the preliminary valuation range of $6 to $8 from Deutsche Bank, which was also used to determine the deemed fair value of your granted common stock options on July and October 2004. Please clarify your response.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kari Jin at (202) 842-5552, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 942-2949, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000